   Exhibit 99.1

Ardagh Group S.A. – Third Quarter 2019 Results

Ardagh Group S.A. (NYSE: ARD) today announced its results for the third quarter ended September 30, 2019.

	September 30, 2019	September 30, 2018	Change	Change CCY
	($m except per share data)
Revenue - Group [1]	2,377	2,390	(1%)	2%
Adjusted EBITDA - Group [1]	424	400	6%	9%
Adjusted EBITDA - continuing operations [1]	320	302	6%	9%
Adjusted EBITDA margin - Group [1]	17.8%	16.7%	110 bps
(Loss)/earnings per share	(0.12)	0.03
Adjusted earnings per share - Group [1]	0.60	0.52	15%	20%
(Loss)/profit for the period	(29)	7
Adjusted free cash flow [1]	244	211
Dividend per share declared [2]	0.14	0.14

Paul Coulson, Chairman and Chief Executive, said “The Group reported a strong performance in the third quarter, with notable growth in Glass Europe and Metal Americas. We took advantage of favorable markets during the quarter to further improve our debt maturity profile and obtain material interest savings. We completed the Trivium transaction today, with cash proceeds of $2.5 billion to be used for debt reduction”.

•	Revenue of $2,377 million increased by 2% on a constant currency basis;
•	Adjusted EBITDA of $424 million increased by 9% at constant exchange rates, led by gains in Glass Packaging Europe and Metal Beverage Packaging Americas;
•	Adjusted earnings per share up 15% to $0.60 (2018: $0.52);
•	Group volume/mix growth of 2% led by Global beverage can volume[3] growth of 7%;
•	Refinanced $1,650 million 2024 Senior Notes, yielding $45 million annualized interest savings;
•

Metal Food & Specialty business is treated as a Discontinued Operation, following the announced combination with Exal Corporation to form Trivium Packaging. Completion of the transaction took place today, with Ardagh receiving an approximate 43% stake in Trivium Packaging and cash consideration of $2.5 billion;

•	2019 full year outlook:
-	Adjusted EBITDA of $1.16 - $1.18 billion, pro forma for the divestment of Food & Specialty (the equivalent previous guidance was at least $1.15 billion);
-	Adjusted earnings per share of $1.65 - $1.75, including Food & Specialty until divestment on October 31;
-	Net leverage of approximately 4.5x Adjusted EBITDA at December 31, 2019, pro forma for the divestment of Food & Specialty.

1. For a reconciliation to the most comparable GAAP measures, see page 3, 12 and 13.

2. Payable on November 29, 2019 to shareholders of record on November  15, 2019.

3. References to data on volumes represents units shipped in the period.

1

Summary Financial Information

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(in $ millions, except EPS, ratios and percentages)
Revenue - Group [4]	2,377	2,390	6,865	6,961
(Loss)/profit for the period	(29)	7	53	50
Adjusted profit for the period [4]	142	123	339	322
Adjusted EBITDA - Group [4]	424	400	1,182	1,140
Adjusted EBITDA - continuing operations [4]	320	302	906	860
Adjusted EBITDA margin - Group [4]	17.8%	16.7%	17.2%	16.4%

(Loss)/earnings per share	(0.12)	0.03	0.22	0.21
Adjusted earnings per share - Group [4]	0.60	0.52	1.43	1.36

Operating cash flow - Group [4]	379	301	364	355
Operating cash flow - continuing operations [4]	255	241	288	257
Adjusted free cash flow - Group [4]	244	211	(18)	11

	At September 30,	At December 31,
	2019	2018
	$m	$m
Net debt [5]	7,866	7,462
Cash and available liquidity	1,129	1,170
Net debt to LTM EBITDA	5.2x	5.0x

4. For a reconciliation to the most comparable GAAP measures, see page 3, 12 and 13.

5. Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents. Net borrowings at September 30, 2019 includes the impact of IFRS 16 leases.

2

Financial Performance Review

Bridge of 2018 to 2019 Revenue and Adjusted EBITDA

Three months ended September 30, 2019

Revenue	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America
	$'m	$'m	$'m	$'m	$'m
2018 - Continuing Operations	415	440	420	433	1,708
Organic	15	24	14	5	58
FX translation	(18)	—	(20)	—	(38)
2019 - Continuing Operations	412	464	414	438	1,728
2019 - Discontinued Operation					649
2019 - Group					2,377

Adjusted EBITDA	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America
	$'m	$'m	$'m	$'m	$'m
2018 - Continuing Operations	75	57	103	67	302
Organic	(7)	8	5	1	7
IFRS 16	3	2	6	9	20
FX translation	(3)	—	(6)	—	(9)
2019 - Continuing Operations	68	67	108	77	320
2019 - Discontinued Operation					104
2019 - Group					424

2019 margin - Continuing Operations	16.5%	14.4%	26.1%	17.6%	18.5%
2018 margin - Continuing Operations	18.1%	13.0%	24.5%	15.5%	17.7%
2019 margin - Group					17.8%
2018 margin - Group					16.7%

Nine months ended September 30, 2019

Revenue	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America
	$'m	$'m	$'m	$'m	$'m
2018 - Continuing Operations	1,237	1,310	1,236	1,304	5,087
Organic	51	49	56	(17)	139
FX translation	(73)	—	(74)	—	(147)
2019 - Continuing Operations	1,215	1,359	1,218	1,287	5,079
2019 - Discontinued Operation					1,786
2019 - Group					6,865

Adjusted EBITDA	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America
	$'m	$'m	$'m	$'m	$'m
2018 - Continuing Operations	217	161	274	208	860
Organic	(7)	17	19	(12)	17
IFRS 16	11	6	16	25	58
FX translation	(12)	—	(17)	—	(29)
2019 - Continuing Operations	209	184	292	221	906
2019 - Discontinued Operation					276
2019 - Group					1,182

2019 margin - Continuing Operations	17.2%	13.5%	24.0%	17.2%	17.8%
2018 margin - Continuing Operations	17.5%	12.3%	22.2%	16.0%	16.9%
2019 margin - Group					17.2%
2018 margin - Group					16.4%

3

Group Performance

On July 15, 2019, the Ardagh Group announced that it had entered into an agreement to combine Food & Specialty, operating as part of the previously reported Metal Packaging Europe and Metal Packaging Americas segments, with the business of Exal, a leading producer of aluminum containers, to form Trivium, a global leader in metal packaging.

Completion of the transaction took place today,  with Ardagh receiving a stake of approximately 43% in Trivium and $2.5 billion in cash proceeds. The remaining approximately 57% will be controlled by Ontario Teachers.

Following the announcement, the composition of the Group’s operating and reporting segments changed. Food and Specialty has been classified as discontinued, following which the Group’s four operating and reportable segments are:

•	Metal Beverage Packaging Europe
•	Metal Beverage Packaging Americas
•	Glass Packaging Europe
•	Glass Packaging North America.

Group

Revenue of $2,377 million decreased by 1% in the three-month period ended September 30, 2019, compared with the same period last year. On a constant currency basis, revenue increased by 2%, mainly due to increased volumes in Metal Beverage Packaging Europe and Metal Beverage Packaging Americas and the pass through of increased input costs.

Third quarter Adjusted EBITDA of $424 million increased by 6% at actual exchange rates, compared with the same period last year. On a constant currency basis, Adjusted EBITDA increased by 9%, principally due to increased selling prices, including for the pass through of higher input costs, the impact of IFRS 16 of $25 million, and favorable volume/mix effects, partly offset by higher operating costs.

Metal Beverage Packaging Europe

Revenue of $412 million decreased by 1% in the three-month period ended September 30, 2019, compared with the same period last year. On a constant currency basis, revenue increased by 4%, principally due to volume/mix growth, partly offset by lower selling prices. Adjusted EBITDA for the quarter of $68 million decreased by 9% at actual exchange rates and 6% at constant currency rates,  compared with the same period last year.  The reduction in Adjusted EBITDA principally reflected higher input and other operating costs and lower selling prices due to the pass through of lower input costs, partly offset by favorable volume/mix effects and the impact of IFRS 16 of $3 million.

Metal Beverage Packaging Americas

Revenue increased by 5%  to $465 million in the third quarter of 2019,  compared with the same period last year. This was principally due to favorable volume/mix effects of 11%,  partly offset by the pass through of lower input costs. Adjusted EBITDA of $67 million increased by 18% compared with the prior year, principally reflecting favorable volume/mix effects and the impact of IFRS 16, partly offset by higher operating costs.

Glass Packaging Europe

Revenue of $414 million decreased by 1% at actual exchange rates and increased by 4% at constant exchange rates, in the three-month period ended September 30, 2019, compared with the same period last year. Revenue growth principally reflected higher selling prices, including to recover increased input costs, partly offset by unfavorable, weather impacted volume/mix effects. Adjusted EBITDA for the quarter of $108 million increased by 10% at constant exchange rates, compared with the same period last year, mainly due to higher selling prices, the impact of IFRS 16 and the benefit of short payback capex projects.

Glass Packaging North America

Revenue increased by 1% to $438 million in the third quarter, compared with the same period last year, principally reflecting increased selling prices to recover higher input costs, partly offset by unfavorable volume/mix effects. Adjusted EBITDA for the quarter of $77 million increased by 15%, compared with the same period last year, mainly due to higher selling prices, including to recover increased costs and the impact of IFRS 16, partly offset by increased overhead costs and unfavorable volume/mix effects.

4

Discontinued Operation

Revenue decreased by 5% to $649 million in the three months ended September 30, 2019, compared with the same period last year principally reflecting unfavorable foreign currency translation effects of $22 million and lower volumes in both business units. Adjusted EBITDA increased by 6% to $104 million, inclusive of the impact of IFRS 16 of $4 million, reflecting cost reduction initiatives in response to lower volumes.

Financing Activity

On August 12, 2019, the Group issued $1,793 million through a combination of Senior Secured Notes and Senior Notes. The net proceeds from the issuance of these notes were used to repay the $1,650 million 7.250% Senior Notes due 2024. These notes were repaid on August 13, 2019. The blended cost of the new debt, after swaps is approximately 3.5% per annum, leading to significant interest cost savings.

Combination of Food & Specialty with Exal

Following completion of the transaction, and in accordance with the July 15, 2019 announcement, Ardagh has today:

•	Issued Conditional Redemption Notices in respect of its €440,000,000 4.125% Senior Secured Notes due 2023 and its $1,000,000,000 4.625% Senior Secured Notes due 2023.
•

Issued tender offers, at par, in respect of its $715,000,000 4.250% Senior Secured Notes due 2022, €750,000,000 2.750% Senior Secured Notes due 2024, €440,000,000 2.125% Senior Secured Notes due 2026 and $500,000,000 4.125% Senior Secured Notes due 2026 (the “Excess Proceeds Offer”). The Excess Proceeds Offer is expected to expire at 4:00 p.m. (London Time) on November 28, 2019. The announcement date is expected to be November 29, 2019 and the payment date is expected to be December 2, 2019.

•	Issued a Conditional Redemption Notice in respect of its €750,000,000 6.750% Senior Notes due 2024.

5

Earnings Webcast and Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its third quarter 2019 earnings webcast and conference call for investors at 3 p.m. GMT (11 a.m. ET) on October 31, 2019. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.on24.com/wcc/r/2100767-1/E67A2D3FAF3DCE62ED0CBFE81A494F2F?partnerref=rss-events

Conference call dial in:

United States: +1855 85 70686
International: +44 33 3300 0804

Participant pin code: 85935762#

Slides and quarterly report

Supplemental slides to accompany this release are available at http://www.ardaghgroup.com/investors.

Third quarter results for ARD Finance S.A., issuer of the Senior Secured Toggle Notes due 2023, are available at http://www.ardholdings-sa.com/.

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable, metal and glass packaging for the world’s leading brands. Ardagh operates more than 50 metal and glass production facilities in 12 countries across three continents, employing over 16,000 people with sales of $7bn.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain consolidated financial measures such as Adjusted EBITDA, working capital, operating cash flow, Adjusted free cash flow, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

6

Consolidated Interim Financial Statements

Consolidated Interim Income Statement for the three months ended September 30, 2019

	Unaudited			Unaudited
	Three months ended September 30, 2019			Three months ended September 30, 2018
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,728	—	1,728	1,708	—	1,708
Cost of sales	(1,430)	(5)	(1,435)	(1,426)	(46)	(1,472)
Gross profit	298	(5)	293	282	(46)	236
Sales, general and administration expenses	(80)	(28)	(108)	(69)	—	(69)
Intangible amortization	(59)	—	(59)	(59)	—	(59)
Operating profit	159	(33)	126	154	(46)	108
Net finance expense	(115)	(112)	(227)	(126)	(20)	(146)
Profit/(loss) before tax	44	(145)	(101)	28	(66)	(38)
Income tax (charge)/credit	(13)	17	4	(11)	10	(1)
Profit/(loss) from continuing operations	31	(128)	(97)	17	(56)	(39)
Profit from discontinued operation, net of tax	70	(2)	68	47	(1)	46
Profit/(loss) for the period	101	(130)	(29)	64	(57)	7

(Loss)/profit attributable to:
Equity holders			(29)			7
Non-controlling interests			—			—
(Loss)/profit for the period			(29)			7

(Loss)/earnings per share:
Basic and diluted (loss)/earnings per share attributable to equity holders			($0.12)			$ 0.03

Loss per share from continuing operations:
Basic and diluted loss per share from continuing operations attributable to equity holders			($0.41)			($0.17)

7

Consolidated Interim Income Statement for the nine months ended September 30, 2019

	Unaudited			Unaudited
	Nine months ended September 30, 2019			Nine months ended September 30, 2018
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	5,079	—	5,079	5,087	—	5,087
Cost of sales	(4,248)	2	(4,246)	(4,280)	(99)	(4,379)
Gross profit	831	2	833	807	(99)	708
Sales, general and administration expenses	(234)	(42)	(276)	(218)	(11)	(229)
Intangible amortization	(176)	—	(176)	(179)	—	(179)
Operating profit	421	(40)	381	410	(110)	300
Net finance expense	(355)	(112)	(467)	(351)	(20)	(371)
Profit/(loss) before tax	66	(152)	(86)	59	(130)	(71)
Income tax (charge)/credit	(23)	28	5	(26)	22	(4)
Profit/(loss) from continuing operations	43	(124)	(81)	33	(108)	(75)
Profit from discontinued operation, net of tax	144	(10)	134	134	(9)	125
Profit for the period	187	(134)	53	167	(117)	50

Profit attributable to:
Equity holders			53			50
Non-controlling interests			—			—
Profit for the period			53			50

Earnings per share:
Basic and diluted earnings per share attributable to equity holders			$ 0.22			$ 0.21

Loss per share from continuing operations:
Basic and diluted loss per share from continuing operations attributable to equity holders			($0.34)			($0.32)

8

Consolidated Interim Statement of Financial Position

	Unaudited	Unaudited
	At September 30,	At December 31,
	2019	2018
	$'m	$'m

Non-current assets
Intangible assets	2,894	3,601
Property, plant and equipment	2,546	3,388
Derivative financial instruments	30	11
Deferred tax assets	235	254
Other non-current assets	66	24
	5,771	7,278
Current assets
Inventories	889	1,284
Trade and other receivables	867	1,053
Contract asset	149	160
Derivative financial instruments	3	9
Cash and cash equivalents	537	530
	2,445	3,036
Assets held for sale	2,450	—
TOTAL ASSETS	10,666	10,314
Equity attributable to owners of the parent
Issued capital	23	23
Share premium	1,292	1,292
Capital contribution	485	485
Other reserves	134	45
Retained earnings	(3,572)	(3,355)
	(1,638)	(1,510)
Non-controlling interests	1	1
TOTAL EQUITY	(1,637)	(1,509)
Non-current liabilities
Borrowings	7,763	7,729
Lease obligations	273	32
Employee benefit obligations	724	957
Derivative financial instruments	13	107
Deferred tax liabilities	377	543
Provisions	29	38
	9,179	9,406
Current liabilities
Borrowings	236	114
Lease obligations	60	4
Interest payable	72	81
Derivative financial instruments	22	38
Trade and other payables	1,431	1,983
Income tax payable	102	114
Provisions	50	83
	1,973	2,417
Liabilities held for sale	1,151	—
TOTAL LIABILITIES	12,303	11,823
TOTAL EQUITY and LIABILITIES	10,666	10,314

(i)

9

Consolidated Interim Statement of Cash Flows

	Unaudited		Unaudited
	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from continuing operations	386	306	717	549
Interest paid (i)	(120)	(74)	(328)	(280)
Income tax paid (i)	(5)	(14)	(38)	(61)
Net cash from operating activities - continuing operations	261	218	351	208
Net cash from operating activities - discontinued operation	139	75	159	163
Net cash from operating activities	400	293	510	371

Cash flows from investing activities
Purchase of property, plant and equipment	(123)	(91)	(397)	(357)
Purchase of software and other intangibles	(2)	(4)	(8)	(10)
Proceeds from disposal of property, plant and equipment	1	1	1	5
Investing cash flows used in continuing operations	(124)	(94)	(404)	(362)
Investing cash flows used in discontinued operation	(28)	(21)	(96)	(70)
Net cash used in investing activities	(152)	(115)	(500)	(432)

Cash flows from financing activities
Repayment of borrowings	(1,652)	(440)	(1,652)	(441)
Proceeds from borrowings	1,706	295	1,923	295
Dividends paid	(33)	(33)	(99)	(99)
Consideration received/(paid) on extinguishment of derivative financial instruments	23	(44)	9	(44)
Deferred debt issue costs paid	(12)	—	(12)	(5)
Lease payments	(19)	(1)	(55)	(3)
Early redemption premium paid	(90)	(7)	(90)	(7)
Financing cash flows from continuing operations	(77)	(230)	24	(304)
Financing cash flows from discontinued operation	15	—	—	(1)
Net cash (outflow)/inflow from financing activities	(62)	(230)	24	(305)

Net increase/(decrease) in cash and cash equivalents	186	(52)	34	(366)
Cash and cash equivalents at the beginning of the period	374	465	530	784
Foreign exchange losses on cash and cash equivalents	(20)	(4)	(24)	(9)
Cash and cash equivalents at the end of the period(ii)	540	409	540	409

(i) Operating cash flows for discontinued operation for the nine months ended September 30, 2019, include interest and income tax payments of $5 million and $16 million respectively (2018: $1 million and $4 million).

(ii) Included within cash and cash equivalents of $540 million is $537 million of cash relating to continuing operations and $3 million of cash within assets held for sale.

10

Financial assets and liabilities

At September 30, 2019, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$'m	$'m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	817	–
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	–
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	479	–
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	–
2.125% Senior Secured Notes	EUR	440	15-Aug-26	Bullet	440	479	–
4.125% Senior Secured Notes	USD	500	15-Aug-26	Bullet	500	500	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	492	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,711	–
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	817	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
Global Asset Based Loan Facility	USD	818	07-Dec-22	Revolving	230	230	588
Lease Obligations	USD/GBP/EUR			Amortizing		333	–
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		7	1
Total borrowings / undrawn facilities for continuing operations						8,380	589
Deferred debt issue costs and bond premium						(48)	–
Net borrowings / undrawn facilities for continuing operations						8,332	589
Cash and cash equivalents						(537)	537
Derivative financial instruments used to hedge foreign currency and interest rate risk						(21)	–
Net debt / available liquidity for continuing operations						7,774	1,126
Net debt / available liquidity for discontinued operation						92	3
Net debt / available liquidity						7,866	1,129

11

Reconciliation of profit for the period to Adjusted profit - Group

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$m	$m	$m	$m
(Loss)/profit for the period - Group	(29)	7	53	50
Total exceptional items [6]	149	67	166	142
Tax credit associated with exceptional items	(20)	(10)	(33)	(25)
Intangible amortization	61	66	192	200
Tax credit associated with intangible amortization	(16)	(15)	(43)	(45)
(Gains)/loss on derivative financial instruments	(3)	8	4	—
Adjusted profit for the period - Group	142	123	339	322

Weighted average common shares	236.36	236.35	236.36	236.35

(Loss)/earnings per share	(0.12)	0.03	0.22	0.21

Adjusted earnings per share - Group	0.60	0.52	1.43	1.36

6.  Total exceptional items before tax for the three months ended September 30, 2019 of $149 million include $112 million debt refinancing and settlement costs related to the notes repaid in August including premium payable on the early redemption of the notes of $90 million, accelerated amortisation of deferred finance costs, interest charges from the call date to date of redemption and a charge related to the termination of derivative financial instruments.  Total exceptional items for the three months ended September 30, 2019 also include $28 million transaction-related costs, primarily related to the combination of the Group’s Food & Specialty Metal Packaging business with the business of Exal Corporation. Other exceptional items include $4 million related to discontinued operation and $5 million related to the Group’s capacity realignment programs comprising property, plant and equipment impairment charges ($1 million) and start-up related costs ($4 million). These costs were incurred in Glass Packaging North America ($2 million) and Glass Packaging Europe ($3 million).

Total exceptional items before tax for the nine months ended September 30, 2019 of $166 million include $112 million debt refinancing and settlement costs related to the notes repaid in August including premium payable on the early redemption of the notes of $90 million, accelerated amortisation of deferred finance costs, interest charges from the call date to date of redemption and a charge related to the termination of derivative financial instruments. Total exceptional items for the nine months ended September 30, 2019 also include a $37 million pension service credit recognized in Glass Packaging North America, $15 million related to a provision for a court award and related interest, net of the tax adjusted indemnity receivable in respect of the Group’s U.S. glass business legal matter and $42 million transaction-related costs, primarily related to the combination of the Group’s Food & Specialty Metal Packaging business with the business of Exal Corporation. Other exceptional items include $14 million related to discontinued operation and $20 million related to the Group’s capacity realignment programs comprising restructuring costs ($7 million), property, plant and equipment impairment charges ($5 million) and start-up related costs ($8 million). These costs were incurred in Glass Packaging North America ($12 million), Glass Packaging Europe ($4 million), Metal Beverage Packaging Americas ($2 million) and Metal Beverage Packaging Europe ($2 million).

12

Reconciliation of profit for the period to Adjusted EBITDA, cash generated from operations, operating cash flow and Adjusted free cash flow

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
(Loss)/profit for the period - Group	(29)	7	53	50
Profit from discontinued operation	68	46	134	125
Loss from continuing operations	(97)	(39)	(81)	(75)
Income tax (credit)/charge	(4)	1	(5)	4
Net finance expense	227	146	467	371
Depreciation and amortization	161	148	485	450
Exceptional operating items	33	46	40	110
Adjusted EBITDA from continuing operations	320	302	906	860
Movement in working capital	78	38	(152)	(221)
Transaction-related, start-up and other exceptional costs paid	(11)	(29)	(28)	(70)
Exceptional restructuring paid	(1)	(5)	(9)	(20)
Cash generated from continuing operations	386	306	717	549
Transaction-related, start-up and other exceptional costs paid	11	29	28	70
Capital expenditure [7]	(124)	(94)	(404)	(362)
Lease payments due to the adoption of IFRS 16	(18)	—	(53)	—
Operating cash flow from continuing operations	255	241	288	257
Operating cash flow from discontinued operation	124	60	76	98
Operating cashflow - Group	379	301	364	355
Interest [8]	(118)	(72)	(329)	(279)
Income tax paid	(17)	(18)	(53)	(65)
Adjusted free cash flow - Group	244	211	(18)	11

7. Capital expenditure for the three and nine months ended September 30, 2019, includes $19 million and $68 million respectively, relating to spend on short payback  projects.

8. Interest paid in the three and nine months ended September 30, 2019, excludes $4 million in respect of the redemption, in August 2019, of the Group’s $1,650 million 7.250% Senior Notes due 2024, related to the interest from the date the Notes were called for redemption to the redemption date. Interest paid in the three and nine months ended September 30, 2018, excludes $2 million in respect of the redemption in July 2018 of the Group’s $440 million 6.000% Senior Notes due 2021, related to interest from the date the Notes were called for redemption to the redemption date.

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